Exhibit 99.1

Mingzhu Logistics Holdings Limited Announces Unaudited Financial Results of First Half Year of 2020

SHENZHEN, China, December 30, 2020 /PRNewswire/ -- MingZhu Logistics Holdings Limited (the "Company") (NASDAQ: YGMZ), a China-based trucking services provider, today announced its unaudited financial results for the six months ended June 30, 2020.

Financial Highlights for the Six months ended June 30, 2020

●	Total revenues decreased by 8.2% from US$9.7 million for the six months ended June 30, 2019 to US$8.9 million for the six months ended June 30, 2020.

●	Income from operations was US$312.0 thousand for the six months ended June 30, 2020 representing a decrease of 47.0% compared with the income from operations of US$588.7 thousand.

●	Net income was US$106.7 thousand for the six months ended June 30, 2020 as compared to net income of US$ 317.2 thousand for the six months ended June 30, 2019.

Jinlong Yang, the Chief Executive Officer of the Company, commented: “Despite the extraordinary challenge caused by the global pandemic during the first half of 2020, and particularly the occasional city lockdown in Xinjiang region, the Company was still able to fulfill its contractual obligation to its customers with the assistance of its subcontractors. We are pleased to announce that the Company’s subsidiary Shenzhen Yangang Mingzhu Freight Industry Co., Ltd. has been upgraded and accredited by China Federation of Logistics and Purchasing from a 3A-grade to a 4A-grade trucking service provider. We are also pleased to have completed our initial public offering of 3,000,000 ordinary shares, at the price of US$4 per share. As Chinese economic activities appear to have rebounded from the pandemic earlier than other countries, we are confident that the Company will continue to maintain its existing market shares and further explore new strategic opportunities in such emerging market as Xinjiang to maximize shareholder value.”

Recent Development

On October 21, 2020, we completed our firm commitment initial public offering (“IPO”) of 3,000,000 ordinary shares at a public offering price of US$4.00 per share, for total gross proceeds of US$12 million, before deducting underwriting discounts, commissions and other related expenses. Our ordinary shares began trading on The Nasdaq Capital Market on October 21, 2020 under the symbol “YGMZ”.

On October 30, 2020, the underwriter and sole book-runner of our underwritten IPO, has exercised the partial over-allotment option and purchased an additional 350,000 ordinary shares of the Company at the IPO price of US$4.00 per share.

On December 4, 2020, the underwriter and sole book-runner of our underwritten IPO, has further exercised the partial over-allotment option and purchased an additional 4,040 ordinary shares of the Company at the IPO price of US$4.00 per share.

As a result of above exercise of over-allotment option, the Company has raised US$13,416,160 in gross proceeds, before underwriting discounts and commissions and offering expenses, through the issuance of a total of 3,354,040 common shares in the IPO.

First Half 2020 Results

Revenues

Our total revenue was US$8.9 million for the six months ended June 30, 2020, a decrease of US$0.8 million, or 8.2%, from US$9.7 million for the same period ended June 30, 2019. The decrease was primarily attributed to the decrease of customer demands from Xinjiang province during the period. The revenue was primarily generated from Guangdong province and Xinjiang province in the PRC, which accounted for 58.7% and 41.3% of our total revenue for the six months ended June 30, 2020, respectively, and 40.3% and 59.7% of our total revenue for the six months ended June 30, 2019, respectively.

The revenue generated from Xinjiang province decreased by 36.5% to US$3.7 million for the six months ended June 30, 2020 compared with the revenue of US$5.8 million generated from Xinjiang province for the six months ended June 30, 2019. The decrease was mainly due to the city lockdown when the new COVID-19 cases were identified from time to time.

The revenue generated from Guangdong province increased by 33.5% to US$5.2 million for the six months ended June 30, 2020 compared with the revenue of US$3.9 million generated from Guangdong province for the six months ended June 30, 2019. The increase was mainly attributable to the growth of e-commerce during the COVID-19 pandemic.

Income from operations

Our income from operations were US$312.0 thousand for the six months ended June 30, 2020, a decline of US$276.7 thousand, or 47.0%, from US$588.7 thousand for the same period ended June 30, 2019. The decrease was primarily due to a decrease of revenue of US$0.8 million and an increase of US$169.9 thousand of provision for doubtful accounts resulting from the COVID-19’s negative impact on the collection of our accounts receivables.

Net income, as a combination of factors discussed above, decreased from US$ 317.2 thousand for the six months ended June 30, 2019 to US$106.7 thousand for the six months ended June 30, 2020.

Cash was increased by US$129.8 thousand or 58.1% from US$223.5 thousand as of December 31, 2019 to US$353.3 thousand as of June 30, 2020.

Impact of COVID-19

The outbreak of COVID-19 since the beginning of 2020 has adversely impacted the global economy. With daily life in China gradually returning to normal since April, our business related to logistics industry has gone back to normal as well. However some new cases found in Xinjiang region caused heavy lockdown starting from June. Our revenue generated from Xinjiang was substantially reduced during June. To the date of this report, our revenue is still negatively affected by the lockdown of Xinjiang region.

The impacts of COVID-19 on our business, financial condition, and results of operations include, but are not limited to, the following:

●	Decrease in Customer Demand. Our customers were negatively impacted by the COVID-19 pandemic and the demand for transportation has largely diminished. The revenue for the first half of 2020 was decreased by 8.2%. However, no customer contract has been terminated due to COVID-19 pandemic. Our subcontractors have been negatively impacted by the COVID-19 pandemic, but the trucks provided by our subcontractors are still able to satisfy the needs required.

●	Extended Collection Time and Increase in Provision for Doubtful Accounts. Our customers may require additional time to pay us which may require us to record additional allowances. The provision for doubtful accounts was increased by 185.2% to US$261.7 thousand for the six months ended June 30, 2020. We are currently working with our customers for payments and will monitor our collection closely.

●	Shortage of Drivers. Due to the travel restrictions imposed by the local governments, some of our drivers in Xinjiang region have not been able to get back on road for work. However, such shortage of drivers did not have significant impact on our services, because our subcontractors were more than capable to provide services to our customers.

Impacts to our results of operations depend on future developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic and the actions taken by government authorities and other entities to contain COVID-19 and mitigate its impact, almost all of which are beyond our control. Nonetheless, we are closely monitoring the development of the COVID-19 pandemic and will continually assess its potential impact to our business. Because of the uncertainty surrounding the COVID-19 pandemic, the further business disruption, especially in Xinjiang and the related financial impact related to the outbreak of and response to COVID-19 cannot be reasonably estimated at this time.

About MingZhu Logistics Holdings Limited

Founded in 2002 and Headquartered in Shenzhen, China, MingZhu is 4A-grade trucking services provider, offering both network density and broad geographic coverage to meet customers' diverse transportation needs. The Company operates two regional terminals in Guangdong Province and Xinjiang Autonomous Region, respectively, with a mix of self-own fleets of tractors and trailers and subcontractors' fleets. More information about MingZhu can be found at: www.szygmz.com/en/

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as "may, "will, "intend," "should," "believe," "expect," "anticipate," "project," "estimate" or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company's goals and strategies; the Company's future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the trucking services market in China and the other international markets the Company plans to serve; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets the Company plans to serve and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company's filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

At the Company:

Dennis Tan
Email: company@szygmz.com
Phone: (+86) 150-1854-1833

Investor Relations:

Sherry Zheng

Email: shunyu.zheng@weitian-ir.com
Phone: (+1) 718-213-7386

MINGZHU LOGISTICS HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of June 30, 2020	As of December 31, 2019
	USD	USD
ASSETS
CURRENT ASSETS
Cash	$353,265	$223,507
Accounts receivable, net	6,176,710	10,884,302
Prepayments	2,426,713	1,933,764
Other receivables	3,839,476	429,972
Amount due from related parties	1,767,974	1,954,517
Total Current Assets	14,564,138	15,426,062

PROPERTY AND EQUIPMENT, NET	3,853,603	4,595,206

OTHER ASSETS
Deferred tax assets	95,512	19,559
Deposits	295,156	344,973
Total other assets	390,668	364,532
Total assets	$18,808,409	$20,385,800

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank borrowings	$2,204,635	$2,606,567
Accounts payable	1,467,681	1,565,668
Other payables and accrued liabilities	270,372	626,389
Amount due to related parties	746,382	739,963
Tax payable	2,390,101	2,205,611
Current maturities of long-term bank borrowings	1,019,094	1,120,400
Current portion of capital lease and financing obligations	64,424	711,421
Current maturities of loans from other financial institutions	340,226	265,281
Total current liabilities	8,502,915	9,841,300

OTHER LIABILITIES
Long-term loans from other financial institutions	230,256	355,927
Long-term portion of capital lease and financing obligations	4,234	161,943
Total other liabilities	234,490	517,870
Total liabilities	8,737,405	10,359,170

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares: $0.001 par value, 50,000,000 shares authorized, 9,000,000 shares issued and outstanding as of June 30, 2020 and December 31, 2019*	9,000	9,000
Share subscription receivables	(847,086)	(847,086)
Additional paid-in capital	4,115,638	4,115,638
Statutory reserves	819,844	760,475
Retained earnings	6,288,162	6,240,833
Accumulated other comprehensive loss	(314,554)	(252,230)
Total shareholders’ equity	10,071,004	10,026,630
Total liabilities and shareholders’ equity	$18,808,409	$20,385,800

*	Giving retroactive effect to the re-denomination and nominal issuance of shares effected on February 12, 2020, and the surrender and cancellation of shares effected on May 21, 2020.

MINGZHU LOGISTICS HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Six Months Ended June 30,
	2020	2019
	USD	USD
REVENUES	$8,872,972	$9,669,288

COSTS AND EXPENSES
Transportation costs	7,678,741	8,349,754
General and administrative expenses	579,139	606,629
Provision for doubtful accounts	261,702	91,761
Sales and marketing expenses	41,376	32,415
Total costs and expenses	8,560,958	9,080,559

INCOME FROM OPERATIONS	312,014	588,729

OTHER (EXPENSES) INCOME
Interest expenses	(210,887)	(166,178)
Other expenses	-	(7,526)
Other income	109,623	89,620
Total other expenses, net	(101,264)	(84,084)

INCOME BEFORE INCOME TAXES	210,750	504,645

PROVISION FOR INCOME TAXES	104,052	187,453

NET INCOME	106,698	317,192

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(62,324)	(90,836)
COMPREHENSIVE INCOME	$44,374	$226,356

Weighted average shares used in computation:
Basic and diluted*	9,000,000	9,000,000

EARNINGS PER SHARE - BASIC AND DILUTED*	$0.01	$0.04

*	Giving retroactive effect to the re-denomination and nominal issuance of shares effected on February 12, 2020, and the surrender and cancellation of shares effected on May 21, 2020.

4